LETTER OF INVESTMENT INTENT

This Agreement is made as of the 31st day of July, 2000 between John Hancock Advisers, Inc., a Delaware corporation ("Purchaser"), and John Hancock Equity Trust, a Massachusetts business trust (the "Trust"), on behalf of John Hancock Growth Trends Fund (the "Fund"), a series of the Trust.

WHEREAS, the Fund wishes to sell to Purchaser, and Purchaser wishes to purchase from the Fund, $100,000 shares of beneficial interest of the Fund at a purchase price of $10.00 per share (collectively, the "Shares"); and

WHEREAS, Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1. Simultaneously with the execution of this Agreement, Purchaser is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

2. Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

3. Purchaser further agrees that it may not withdraw the Shares from the Fund at a rate, which at any time during the Fund's first year of operations, exceeds in the aggregate $8,333.34 per month.

Executed as of the date first set forth above.


John Hancock Advisers, Inc.


By:    __________________________________
Its:   President


John Hancock Declaration Trust
--on behalf of John Hancock Growth Trends Fund


By:    __________________________________
Its:   President